

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Colin Mills
President & Principal Executive Officer
Lightcollar, Inc.
Box 973 #264 – 3rd Ave West
Unity, SK, S0K 4L0
Canada

> **Re: Lightcollar, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-174759**

Dear Mr. Mills:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 15 that you are not a blank check company and have no plans or intentions to merge with an unidentified company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

    - Your disclosure indicates you are a development stage company issuing penny stock;

    - You have no revenues, contracts, or agreements with customers, suppliers, or manufacturers;

    - You have no assets, except for $17,988 in cash;

- You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months;

- Your registration statement contains very general disclosure related to the nature of your business plan; and

- Your sole officer and director, Mr. Mills, was an executive officer and director of Dynasty International Corporation when it became a public company. Prior to a change of control and change of management, Dynasty International Corporation engaged in no revenue-generating operations and failed to timely file reports with us.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company.

2. In your registration statement you make several references to your "officers," your "officers and directors" or your current "shareholders." For example, in the first paragraph on page four, you state that "[n]o officers, directors or significant investors own any of the Shares being offered." As another example, in Item 7 on page 13 you indicate that your "current shareholders are not selling any of the Shares being offered in this Prospectus." Please revise the references to multiple officers and directors to make it clear that Mr. Mills is the sole officer, as well as the sole director of your company. Please also revise, where appropriate, to indicate that Mr. Mills is your sole shareholder prior to the offering.

Prospectus Cover Page

3. Please update this page to include the date of the prospectus, pursuant to Item 501(b)(9) of Regulation S-K.

4. Please advise dealers of their prospectus delivery obligations, as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 3

5. Please include a brief summary of your current financial condition. Within this disclosure, advise readers that your auditor has expressed substantial doubt about your ability to continue as a going concern and quantify, to the extent practicable, the anticipated amount of capital you will need to continue as a going concern. Please

discuss this estimate in your "Risk Factors" and "Management's Discussion and Analysis" sections.

Risk Factors, page 4

6. We note that you are located in Canada. Please provide a risk factor disclosing the difficulty that U.S. stockholders may face in effecting service of process against you. This risk factor should address the risk U.S. stockholders face in:

    *   effecting service of process within the United States on Mr. Mills;

    *   enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Mills;

    *   enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Mills; and

    *   bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Mr. Mills.

    Alternatively, advise us as to why you believe such a risk factor is unnecessary.

A Failure to Manage Our Growth Effectively, page 6

7. Please revise your disclosure regarding difficulties associated with expansion to specifically describe the way in which this risk affects your company, in light of the fact that it does not appear that you have commenced operations. In this regard, note that Item 503(c) of Regulation S-K states that issuers should not present risk factors that could apply to any issuer or offering.

Our Sole Officer and Director Currently Owns 100% of the Issued and Outstanding Stock, page 6

8. We note your disclosure in the second sentence of this risk factor indicating that investors in this offering will initially have limited control over matters requiring approval by Lightcollar shareholders, including the election of directors, due to the ownership of your sole director and officer. Because you are conducting your offering on a best efforts basis and the offering requires that no minimum number of shares be sold, please revise this risk factor to remove the implication that this may only be a risk initially.

Item 4. Use of Proceeds, page 10

9. We note your disclosure regarding the way in which you intend to prioritize proceeds; however this disclosure does not include each of the categories of expenses identified on pages 11-12. Please revise to include the order of priority of your use of proceeds and include each of the categories of expenses identified on pages 11-12. Additionally, we note that "Audit/Accounting" are listed as a single item at the bottom of page 10, but that in the tables on the following pages, audit fees are listed separately from accounting fees, which appear to be included as "Other Fees." Please revise to ensure that the items listed and the way in which you prioritize them agrees to the way they appear in the tables following this disclosure. See Instruction 1 to Item 504 of Regulation S-K.

10. We note the tables included under each of the offering scenarios presented. Please include language clarifying that:

- the offering is on a "best-efforts" basis;

- the offering scenarios presented are for illustrative purposes only; and

- the actual amount of proceeds, if any, may differ.

11. We note your disclosure on page 12 that your sole officer and director has orally agreed to lend to you the funds necessary to pay for additional expenses. Please revise your disclosure to state whether there is any maximum amount of funds that your sole officer and director has agreed to lend.

Item 6. Dilution, page 12

12. We note that your computations of pro forma net tangible book value per share after the offering reflects gross, as opposed to net, offering proceeds after payment of the offering expenses disclosed in Item 13. Please revise to compute pro forma net tangible book value per share after the offering using net proceeds and revise the increase in net book value per share due to the offering and the related dilution computations accordingly.

Item 8. Plan of Distribution, page 13

13. In this section, please discuss or reference the "penny stock" restrictions on your shares, as you have in your Risk Factors section on page 10.

Item 9. Description of Securities to be Registered, page 13

14. Please include in this section any provision(s) in your bylaws specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

Terms of the Offering, page 14

15. Please discuss the factors that you will consider in determining whether to extend the offering for an additional 90 days or to terminate the offering. Also include these terms in the "Prospectus Cover Page" and "Prospectus Summary" sections of the filing.

Procedures and Requirements for Subscription, 14

16. Please briefly describe the manner in which subscribers of your shares will receive such shares.

Description of Business, page 15

17. We note your disclosure that you plan to work with a supplier who already manufactures these products. We also note your disclosure on page 16 that you have not identified any companies that currently manufacture or supply illuminated pet pendants in North America. Please revise your disclosure to state whether you plan to work with manufacturers and suppliers in Asia, and describe the effect of working with suppliers in Asia on your business. Also disclose how you plan to distribute your products to your customers, including whether products will be sent directly from the manufacturer to the customer, how you will determine shipping costs, and who will pay such costs.

18. Please clarify whether you plan to design the illuminated pet pendants to be manufactured, or whether you plan to purchase such pendants from a supplier that has already designed such pendants. See Item 101(h)(4)(v) of Regulation S-K.

19. We note your disclosure on page 16 that you plan to provide a website with a catalogue. Please revise your disclosure to describe the way(s) in which you will market your website and locate customers. Also revise your disclosure to state whether you plan to sell illuminated pet pendants by any other means. In this regard, we note your disclosure on page 32 regarding trade shows that you may attend.

20. Please discuss the effect of any existing or probable governmental regulations on your business, including any applicable export or import regulations or controls imposed by any of the countries from which you plan to obtain or ship your product. See Item 101(h)(4)(ix) of Regulation S-K.

Research and Development, page 16

    21. We note that you intend to research opportunities for growth, including marketing your product abroad. Please revise your disclosure throughout the Description of Business section to clarify the countries in which you plan to initially market your product(s). In this regard, we note your disclosure on page 32, that you "do not intend to market [y]our business outside of the U.S. and Canada during [y]our first year of operations."

Description of Properties, page 17

    22. If different from the contact information disclosed on page three, please include the address of your President's office.

Market Price of, And Dividends On The Registrant's Common Equity, page 17

    23. Please revise your disclosure in the first paragraph of this section to state that there is no guarantee that a market maker will agree to file an application on your behalf, and that even if an application is filed, there is no guarantee that you will be accepted for quotation.

Financial Statements, page 18

    24. We note your disclosure in Management's Discussion and Analysis of Financial Condition and Results under the Plan of Operation subheading that your sole officer and director will provide the labor required to execute your business plan and supply the necessary office space and facilities for at least the first year of operations at no cost to you. Please tell us your consideration of recognizing the fair value of services and office space and facilities provided by your sole officer and director as contributed capital and providing quantified disclosure of the arrangements with your sole officer and director that result in below-market compensation. Please refer to ASC 225-10-S99-4.

Note 1 - Organization and Basis of Presentation, page 26

    25. We note your disclosure in Management's Discussion and Analysis of Financial Condition and Results under the Plan of Operation subheading that the lightcollar.com domain name, which is registered by your President, is intended to be transferred to you before you start work on the website. Please revise to disclose the owner of the domain name and the intent of the parties to transfer the license.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Capital and Liquidity, page 31

26. We note that you have not generated any revenues to date nor do you have any agreements with customers to purchase any products from the Company, and your auditor has expressed a going concern opinion. Please revise to disclose your plan to raise additional capital, including any anticipated sources of capital and the amount of capital necessary to sustain and to commence operations. Please include a discussion of how long you can continue to satisfy your cash requirements before additional funding will be necessary and disclose the consequences should you be unable to raise sufficient funds to pursue your business plan, including a discussion of the offering and use of proceeds. See Item 303 (a)(1)(i) of Regulation S-K.

Plan of Operation, page 31

27. Please provide a timeline for the activities that you describe in this section, and include the approximate amount of capital necessary to complete each step, with a view towards explaining to investors when you may be able to commence operations.

Directors, Executive Officers, Promoters, and Control Persons, page 33

Biographical Information, page 33

28. Please provide further detail regarding Mr. Mills' position with Heartland Health and the activities Mr. Mills undertakes in conjunction with his consulting business, with a view towards providing investors with adequate information regarding Mr. Mills' prior business experience. See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 33

29. We note that, to your knowledge, no present or former director of your company engaged in any of the actions set forth in Item 401(f) of Regulation S-K. Please explain what prevents you from knowing and disclosing this information, or delete the knowledge qualifier.

30. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event.

Certain Relationships and Related Transactions and Director Independence, page 35

31. Please disclose the terms of the issuance of your stock to your sole officer and director. See Items 404(a) and 404(d) of Regulation S-K.

32. Please revise your disclosure to identify Mr. Mills as a promoter of your company, or explain why you are not required to do so. See Item 404(c)(1)(i) of Regulation S-K.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

33. Please briefly describe the facts relied upon in the transaction disclosed in this section to make the Section 4(2) exemption available to you. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 23.1 – Consent of Independent Accountant

34. Please obtain an updated consent from your independent registered public accountant that refers to the report on your financial statements as of March 31, 2011 and for the period from March 22, 2011 (inception) to March 31, 2011, as opposed to the year ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Robert J. Burnett
        Parsons/Burnett/Bjordahl/Hume, LLP